Exhibit 99.80

NEXGEN ENERGY LTD.

(the “Company”)

NOTICE OF CHANGE OF AUDITOR

TAKE NOTICE THAT:

The Company and Davidson & Company LLP have agreed that Davidson & Company LLP will resign as the Company’s auditor effective April 11, 2016. Pursuant to Section 204(4) of the Business Corporations Act (British Columbia), the directors have filled the vacancy in the office of the auditor by appointing KPMG LLP as the Company’s successor auditor, as of that same date, until the close of the next annual general meeting of the Company.

In accordance with National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), the Company confirms that:

a)	Davidson & Company LLP tendered its resignation at the Company’s request.

b)	The resignation of Davidson & Company LLP and the appointment of KPMG LLP as successor auditor of the Company were each approved by the Board of Directors of the Company.

c)	There were no modified opinions expressed in any of the audit reports prepared by Davidson & Company LLP in respect of any financial period during which Davidson & Company LLP was the Company’s auditor.

d)	There were no “reportable events” cited by Davidson & Company LLP in connection with the audits of the financial statements of the Company for the financial periods during which Davidson & Company LLP was the Company’s auditor.

Dated this 11th day of April, 2016

NEXGEN ENERGY LTD.

“Grace Marosits”

Grace Marosits

Chief Financial Officer